Exhibit 99.1

3756 Central Avenue Riverside, CA 92506 (951) 686-6060	NEWS RELEASE

PROVIDENT FINANCIAL HOLDINGS REPORTS
FIRST QUARTER FISCAL 2015 EARNINGS

FIRST QUARTER HIGHLIGHTS INCLUDE:

Net Income Rises 58% to $2.4 Million compared to Same Quarter Last Year

Diluted Earnings per Share Increase by 79% compared to Same Quarter Last Year

Net Interest Margin Expands 14 Basis Points compared to Same Quarter Last Year

Loans Held for Investment Increase by 2% since June 30, 2014

Non-Performing Assets Decline 16% to $15.5 Million since June 30, 2014

Net Charge-Offs Decline 98% to $38,000 compared to Same Quarter Last Year

Repurchased 162,204 Shares of Common Stock during the Current Quarter

Riverside, Calif. – October 29, 2014 – Provident Financial Holdings, Inc. (“Company”), NASDAQ GS: PROV, the holding company for Provident Savings Bank, F.S.B. (“Bank”), today announced first quarter earnings for the fiscal year ending June 30, 2015.
            For the quarter ended September 30, 2014, the Company reported net income of $2.39 million, or $0.25 per diluted share (on 9.45 million average diluted shares outstanding), compared to net income of $1.51 million, or $0.14 per diluted share (on 10.53 million average diluted shares outstanding), in the comparable period a year ago.  The increase in net income for the first quarter of fiscal 2015 was primarily attributable to an $898,000 or 13% increase in the gain on sale of loans and an $871,000 decrease in salaries and employee benefits expense, partly offset by an increase of $693,000 in the provision for income taxes, compared to the same period one year ago.
“Our improved financial results are consistent with the actions taken in fiscal 2014 to improve our business model.  Our net interest margin has expanded and fee income has increased, while our operating expenses have decreased in comparison to the same quarter last year.  These are favorable operating fundamentals that we intend to leverage through fiscal 2015,” said Craig G. Blunden, Chairman and Chief Executive Officer of the Company.  “We will continue to respond to the operating environment making the changes we believe necessary to better serve our customers and enhance shareholder value.”
        As of September 30, 2014, the Bank exceeded all regulatory capital requirements with Tier 1 Leverage, Tier 1 Risk-Based and Total Risk-Based capital ratios of 10.50 percent, 15.28 percent and 16.47 percent, respectively.  As of June 30, 2014, these ratios were 12.53 percent, 18.72 percent and 19.98 percent, respectively.  The ratios declined primarily as a result of the $25.0 million cash dividend paid by the Bank to the Company in September 2014.
Return on average assets for the first quarter of fiscal 2015 increased to 0.86 percent from 0.52 percent for the same period of fiscal 2014, and return on average stockholders’ equity for the first quarter of fiscal 2015 increased to 6.59 percent from 3.82 percent for the comparable period of fiscal 2014.
On a sequential quarter basis, the first quarter of fiscal 2015 net income reflects a $299,000, or 14 percent, increase from net income of $2.09 million in the fourth quarter of fiscal 2014.  The increase in net income in the first quarter of fiscal 2015 compared to the fourth quarter of fiscal 2014 was primarily attributable to an increase of $280,000 in net interest income, a decrease of $288,000 in salaries and employee benefits expense and a net decrease of $187,000 in all other non-interest expenses, partly offset by a decrease of $370,000 in the gain on sale of loans.  Diluted earnings per share for the first quarter of fiscal 2015 increased by 14 percent to $0.25 per share from $0.22 per share in the fourth quarter of fiscal 2014.  Return on average assets increased to 0.86 percent for the first quarter of fiscal 2015 from 0.75 percent in the fourth quarter of fiscal 2014; and return on average stockholders’ equity for the first quarter of fiscal 2015 was 6.59 percent, compared to 5.66 percent for the fourth quarter of fiscal 2014.
Net interest income decreased $24,000, to $7.94 million in the first quarter of fiscal 2015 from $7.96 million for the same quarter of fiscal 2014, attributable to a $59.3 million, or five percent, decrease in average interest-earning assets, partly offset by a 14 basis point increase in the net interest margin.  Non-interest income increased $927,000, or 11 percent, to $9.11 million in the first quarter of fiscal 2015 from $8.18 million in the same quarter of fiscal 2014.  Non-interest expense decreased $791,000, or five percent, to $13.74 million in the first quarter of fiscal 2015 from $14.53 million in the same quarter of fiscal 2014.  The increase in non-interest income and the decrease in non-interest expense relate primarily to improved mortgage banking operations.
The average balance of loans outstanding, including loans held for sale, decreased by $25.2 million, or three percent, to $899.8 million in the first quarter of fiscal 2015 from $925.0 million in the same quarter of fiscal 2014, primarily due to loan principal payments and a decrease in loans held for sale attributable to the decrease in mortgage banking activity, partly offset by an increase in loans held for investment.  The average yield on loans receivable decreased by 11 basis points to 4.09 percent in the first quarter of fiscal 2015 from an average yield of 4.20 percent in the same quarter of fiscal 2014.  The decrease in the average loan yield was primarily attributable to payoffs of loans which had a higher yield than the average yield of loans held for investment, adjustable rate loans repricing to lower current market interest rates and a lower average yield on loans held for sale.  The average balance of loans held for sale in the first quarter of fiscal 2015 was $126.1 million with an average yield of 4.00 percent as compared to $177.1 million with an average yield of 4.07 percent in the same quarter of fiscal 2014.  Loans originated and purchased for investment in the first quarter of fiscal 2015 totaled $42.6 million, consisting primarily of multi-family and single-family loans.  The outstanding balance of “preferred loans” (multi-family, commercial real estate, construction and commercial business loans) increased by $16.5 million, or four percent, to $417.5 million at September 30, 2014 from $401.0 million at June 30, 2014.  The percentage of preferred loans to total loans held for investment at September 30, 2014 increased to 53 percent from 51 percent at June 30, 2014.  Loan principal payments received in the first quarter of fiscal 2015 were $24.4 million, compared to $41.7 million in the same quarter of fiscal 2014.  In addition, real estate acquired in the settlement of loans (real estate owned), gross of any allowances, in the first quarter of fiscal 2015 declined to $927,000, compared to $2.8 million in the same quarter of fiscal 2014, due primarily to the improvement in the credit quality of the loan portfolio and stronger real estate markets.
The average balance of investment securities decreased by $2.1 million, or 11 percent, to $17.0 million in the first quarter of fiscal 2015 from $19.1 million in the same quarter of fiscal 2014.  The decrease was attributable to principal payments received on mortgage-backed securities during the last 12 months, partly offset by an $800,000 investment in short-term time deposits at four minority-owned financial institutions and a $250,000 investment in the common stock of a community development financial institution to help fulfill the Company’s Community Reinvestment Act obligation.  The average yield on investment securities decreased 14 basis points to 1.79 percent in the first quarter of fiscal 2015 from 1.93 percent for the same quarter of fiscal 2014.  The decline in the average yield was primarily attributable to the downward repricing of adjustable rate mortgage-backed securities and the placement of the short-term time deposits referred to above at an average yield of 0.50 percent.
In the first quarter of fiscal 2015, the Federal Home Loan Bank (“FHLB”) – San Francisco announced a $144,000 cash dividend, which the Bank received in August 2014.  This compares to the same quarter last year when the Bank received a $208,000 cash dividend.
The average balance of the Company’s interest-earning deposits, primarily cash with the Federal Reserve Bank of San Francisco, decreased $24.8 million, or 14 percent, to $147.7 million in the first quarter of fiscal 2015 from $172.5 million in the same quarter of fiscal 2014.  The Bank maintains high levels of cash and cash equivalents in response to the uncertain interest rate environment and uses its available liquidity to fund its mortgage banking operations, to fund new loans held for investment, and to pay off borrowings as they mature.  The average yield earned on interest-earning deposits was 0.25 percent in both the first quarters of fiscal 2015 and 2014 and lower than the yield that could have been earned if the excess liquidity was deployed in loans or investment securities.
Average deposits decreased $15.7 million, or two percent, to $903.2 million in the first quarter of fiscal 2015 from $918.9 million in the same quarter of fiscal 2014.  The average cost of deposits decreased by 11 basis points to 0.54 percent in the first quarter of fiscal 2015 from 0.65 percent in the same quarter last year, primarily due to higher cost time deposits repricing to lower current market interest rates and a lower percentage of time deposits to the total deposit balance.  Transaction account balances or “core deposits” increased $10.3 million, or two percent, to $537.3 million at September 30, 2014 from $527.0 million at June 30, 2014, while time deposits decreased $5.8 million, or two percent, to $365.1 million at September 30, 2014 from $370.9 million at June 30, 2014, consistent with the Bank’s strategy to decrease the percentage of time deposits in its deposit base and to increase the percentage of lower cost checking and savings accounts.
The average balance of borrowings, which consisted of FHLB – San Francisco advances, decreased $35.0 million, or 46 percent, to $41.4 million and the average cost of advances decreased 13 basis points to 3.21 percent in the first quarter of fiscal 2015, compared to an average balance of $76.4 million and an average cost of 3.34 percent in the same quarter of fiscal 2014.  The decrease in borrowings was primarily attributable to scheduled maturities.
The net interest margin during the first quarter of fiscal 2015 increased 14 basis points to 2.96 percent from 2.82 percent in the same quarter last year.  The increase was primarily due to the decrease in the average cost of interest-bearing liabilities.  The average yield of interest-earning assets decreased three basis points primarily due to the lower average yields of loans receivable and investment securities, partly offset by the higher average yield of FHLB – San Francisco stock and the lower level of excess liquidity invested at a nominal yield.  The decline in the average cost of liabilities was primarily due to the downward repricing of time deposits to current market interest rates and the decline in the average cost of borrowings as higher costing FHLB advances were repaid at maturity.
During the first quarter of fiscal 2015, the Company recorded a recovery from the allowance for loan losses of $818,000, compared to the recovery of $942,000 recorded during the same period of fiscal 2014 and the $691,000 recovery recorded in the fourth quarter of fiscal 2014 (sequential quarter).
Non-performing assets, with underlying collateral primarily located in Southern California, decreased to $15.5 million, or 1.40 percent of total assets, at September 30, 2014, compared to $18.4 million, or 1.66 percent of total assets, at June 30, 2014.  Non-performing loans at September 30, 2014 decreased $3.1 million or 19 percent since June 30, 2014 to $12.8 million and were primarily comprised of 30 single-family loans ($8.0 million); six commercial real estate loans ($2.3 million); five multi-family loans ($2.4 million) and two commercial business loans ($85,000).  Real estate owned acquired in the settlement of loans at September 30, 2014 was primarily comprised of two single-family properties ($541,000), one multi-family property ($193,000) and one commercial real estate property ($2.0 million).
Net loan charge-offs for the quarter ended September 30, 2014 were $38,000 or 0.02 percent (annualized) of average loans receivable, compared to net loan charge-offs of $1.9 million or 0.82 percent (annualized) of average loans receivable for the quarter ended September 30, 2013 and net loan recoveries of $(411,000) or (0.19) percent (annualized) of average loans receivable for the quarter ended June 30, 2014 (sequential quarter).
Classified assets at September 30, 2014 were $37.3 million, comprised of $11.7 million of loans in the special mention category, $22.9 million of loans in the substandard category and $2.7 million in real estate owned.  Classified assets at June 30, 2014 were $37.9 million, comprised of $9.4 million of loans in the special mention category, $26.0 million of loans in the substandard category and $2.5 million in real estate owned.
For the quarter ended September 30, 2014, no loans were restructured from their original terms or newly classified as a restructured loan.  As of September 30, 2014, the outstanding balance of restructured loans was $6.0 million: one loan was classified as special mention ($687,000, on accrual status); and 15 loans were classified as substandard ($5.4 million, all of which were on non-accrual status).  As of September 30, 2014, $3.6 million, or 60 percent, of restructured loans were current with respect to their modified payment status.
The allowance for loan losses was $8.9 million at September 30, 2014, or 1.11 percent of gross loans held for investment, compared to $9.7 million at June 30, 2014, or 1.25 percent of gross loans held for investment.  Management believes that, based on currently available information, the allowance for loan losses is sufficient to absorb potential losses inherent in loans held for investment at September 30, 2014.
    Non-interest income increased by $927,000, or 11 percent, to $9.11 million in the first quarter of fiscal 2015 from $8.18 million in the same period of fiscal 2014, primarily as a result of an $898,000 increase in the gain on sale of loans.  On a sequential quarter basis, non-interest income decreased $447,000, or five percent, primarily as a result of a $370,000, or five percent, decrease in the gain on sale of loans.
The gain on sale of loans increased to $7.65 million for the quarter ended September 30, 2014 from $6.75 million in the comparable quarter last year, reflecting the impact of a higher average loan sale margin, partly offset by a lower loan sale volume.  The average loan sale margin for mortgage banking was 152 basis points for the quarter ended September 30, 2014, up 36 basis points from 116 basis points in the comparable quarter last year; however, the average loan sale margin decreased seven basis points during the current quarter from 159 basis points in the fourth quarter of fiscal 2014 (sequential quarter).  Total loan sale volume, which includes the net change in commitments to extend credit on loans to be held for sale, was $497.9 million in the quarter ended September 30, 2014, down $65.5 million, or 12 percent, from $563.4 million in the comparable quarter last year.  The gain on sale of loans includes an unfavorable fair-value adjustment on loans held for sale and derivative financial instruments (commitments to extend credit, commitments to sell loans, commitments to sell mortgage-backed securities, and option contracts) that amounted to a net loss of $(646,000) in the first quarter of fiscal 2015, compared to a favorable fair-value adjustment that amounted to a net gain of $976,000 in the same period last year.  The gain on sale of loans for the first quarter of fiscal 2015 includes an $199,000 recovery from the recourse reserve for loans sold that are subject to repurchase, compared to an $186,000 recovery from the recourse reserve for loans sold that are subject to repurchase in the comparable quarter of fiscal 2014.  As of September 30, 2014, the recourse reserve for loans sold that are subject to repurchase was $712,000, a decrease of $192,000, or 21 percent, from $904,000 at June 30, 2014.
In the first quarter of fiscal 2015, a total of $513.8 million of loans were originated and purchased for sale, 25 percent lower than the $683.7 million for the same period last year, however eight percent higher than the $477.2 million during the fourth quarter of fiscal 2014 (sequential quarter).  The loan origination volume has declined from the previous year because the rise in mortgage interest rates has curtailed refinance activity.  Total loans sold during the quarter ended September 30, 2014 were $490.4 million, 29 percent lower than the $693.0 million sold during the same quarter last year, yet 15 percent higher than the $425.2 million sold during the fourth quarter of fiscal 2014 (sequential quarter).  Total loan originations (including loans originated and purchased for investment and loans originated and purchased for sale) were $556.4 million in the first quarter of fiscal 2015, a decrease of 23 percent from $724.6 million in the same quarter of fiscal 2014, however six percent higher than the $525.1 million in the fourth quarter of fiscal 2014 (sequential quarter).
The sale and operations of real estate owned acquired in the settlement of loans resulted in a net loss of $(19,000) in the first quarter of fiscal 2015, compared to a net gain of $52,000 in the comparable period last year.  Two real estate owned properties were sold and one real estate owned property (participation) was written off in the quarter ended September 30, 2014 compared to five real estate owned properties sold in the same quarter last year.  Three real estate owned properties were acquired in the settlement of loans during the first quarter of fiscal 2015, compared to three real estate owned properties acquired in the settlement of loans in the comparable period last year.  As of

September 30, 2014, the real estate owned balance was $2.7 million (four properties), compared to $2.5 million (four properties) at June 30, 2014.
Non-interest expenses decreased $791,000, or five percent, to $13.74 million in the first quarter of fiscal 2015 from $14.53 million in the same quarter last year, primarily as a result of the decrease in salaries and employee benefits expense.  The decrease in salaries and employee benefits expense was primarily related to the decrease in mortgage banking loan production resulting in lower variable compensation.
The Company’s efficiency ratio improved to 81 percent in the first quarter of fiscal 2015 from 90 percent in the first quarter of fiscal 2014.  The improvement was primarily the result of the increase in non-interest income and the decrease in non-interest expense.
The Company’s provision for income taxes was $1.74 million for the first quarter of fiscal 2015, an increase of $693,000 or 66 percent, from $1.04 million in the same quarter last year, as a result of the increase in income before taxes.  The effective income tax rate for the quarter ended September 30, 2014 was 42.1 percent as compared to 40.8 percent in the same quarter last year.  The Company believes that the tax provision recorded in the first quarter of fiscal 2015 reflects its current income tax obligations.
The Company repurchased 162,204 shares of its common stock during the quarter ended September 30, 2014 at an average cost of $14.78 per share.  As of September 30, 2014, a total of 389,137 shares or 82 percent of the shares authorized in the May 2014 stock repurchase plan have been purchased at an average cost of $14.62 per share, leaving 87,823 shares available for future purchases.

The Bank currently operates 15 retail/business banking offices in Riverside County and San Bernardino County (Inland Empire).  Provident Bank Mortgage operates two wholesale loan production offices and 14 retail loan production offices located throughout California.
The Company will host a conference call for institutional investors and bank analysts on Thursday, October 30, 2014 at 9:00 a.m. (Pacific) to discuss its financial results.  The conference call can be accessed by dialing 1-800-230-1096 and requesting the Provident Financial Holdings Earnings Release Conference Call.  An audio replay of the conference call will be available through Thursday, November 6, 2014 by dialing 1-800-475-6701 and referencing access code number 340210.
For more financial information about the Company please visit the website at www.myprovident.com and click on the “Investor Relations” section.
Safe-Harbor Statement

This press release contains statements that the Company believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements relate to the Company’s financial condition, liquidity, results of operations, plans, objectives, future performance or business. You should not place undue reliance on these statements, as they are subject to risks and uncertainties. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements the Company may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Company. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors which could cause actual results to differ materially from the results anticipated or implied by our forward-looking statements include, but are not limited  to increased competitive pressures; changes in the interest rate environment; secondary market conditions for loans and our ability to sell loans in the secondary market; changes in general economic conditions and conditions within the securities markets; legislative and regulatory changes; and other factors described in the Company’s latest annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission-which are available on our website at www.myprovident.com and on the SEC’s website at www.sec.gov. We do not undertake and specifically disclaim any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements whether as a result of new information, future events or otherwise. These risks could cause our actual results for fiscal 2015 and beyond to differ materially from those expressed in any forward-looking statements by, or on behalf of us and could negatively affect our operating and stock price performance.

Contacts:	Craig G. Blunden	Donavon P. Ternes
	Chairman and	President, Chief Operating Officer,
	Chief Executive Officer	and Chief Financial Officer

PROVIDENT FINANCIAL HOLDINGS, INC. Condensed Consolidated Statements of Financial Condition (Unaudited –In Thousands, Except Share Information)
	September 30, 2014	June 30, 2014

Assets
Cash and cash equivalents	$85,138	$118,937
Investment securities – held to maturity (fair value $800 and $800, respectively)	800	800
Investment securities – available for sale at fair value	15,793	16,347
Loans held for investment, net of allowance for loan losses of
$8,888 and $9,744, respectively	788,958	772,141
Loans held for sale, at fair value	180,558	158,883
Accrued interest receivable	2,667	2,483
Real estate owned, net	2,707	2,467
FHLB – San Francisco stock	7,056	7,056
Premises and equipment, net	5,979	6,369
Prepaid expenses and other assets	17,198	20,146

Total assets	$1,106,854	$1,105,629

Liabilities and Stockholders’ Equity
Liabilities:
Non interest-bearing deposits	$57,412	$58,654
Interest-bearing deposits	845,020	839,216
Total deposits	902,432	897,870

Borrowings	41,416	41,431
Accounts payable, accrued interest and other liabilities	18,043	20,466
Total liabilities	961,891	959,767

Stockholders’ equity:
Preferred stock, $.01 par value (2,000,000 shares authorized; none issued and outstanding)
	-	-
Common stock, $.01 par value (40,000,000 shares authorized; 17,716,365 and 17,714,365 shares issued, respectively; 9,152,065 and 9,312,269 shares outstanding, respectively)

	177	177
Additional paid-in capital	86,759	88,259
Retained earnings	183,825	182,458
Treasury stock at cost (8,564,300 and 8,402,096 shares, respectively)
	(126,175)	(125,418)
Accumulated other comprehensive income, net of tax	377	386

Total stockholders’ equity	144,963	145,862

Total liabilities and stockholders’ equity	$1,106,854	$1,105,629

PROVIDENT FINANCIAL HOLDINGS, INC. Condensed Consolidated Statements of Operations (Unaudited – In Thousands, Except Share Information)
	Quarter Ended
	09/30/2014	09/30/2013	06/30/2014
Interest income:
Loans receivable, net	$ 9,195	$ 9,706	$ 8,902
Investment securities	76	92	79
FHLB – San Francisco stock	144	208	178
Interest-earning deposits	94	110	113
Total interest income	9,509	10,116	9,272

Interest expense:
Checking and money market deposits	104	102	93
Savings deposits	157	147	154
Time deposits	976	1,263	1,012
Borrowings	335	643	356
Total interest expense	1,572	2,155	1,615

Net interest income	7,937	7,961	7,657
Recovery from the allowance for loan losses	(818)	(942)	(691)
Net interest income, after recovery from the allowance for loan losses	8,755	8,903	8,348

Non-interest income:
Loan servicing and other fees	268	195	299
Gain on sale of loans, net	7,652	6,754	8,022
Deposit account fees	626	621	601
(Loss) gain on sale and operations of real estate owned acquired in the settlement of loans	(19)	52	3
Card and processing fees	356	344	373
Other	227	217	259
Total non-interest income	9,110	8,183	9,557

Non-interest expense:
Salaries and employee benefits	9,581	10,452	9,869
Premises and occupancy	1,348	1,159	1,106
Equipment	472	480	441
Professional expenses	464	424	518
Sales and marketing expenses	331	415	537
Deposit insurance and regulatory assessments	273	214	251
Other	1,270	1,386	1,492
Total non-interest expense	13,739	14,530	14,214

Income before taxes	4,126	2,556	3,691
Provision for income taxes	1,736	1,043	1,600
Net income	$ 2,390	$ 1,513	$ 2,091

Basic earnings per share	$ 0.26	$ 0.15	$ 0.22
Diluted earnings per share	$ 0.25	$ 0.14	$ 0.22
Cash dividends per share	$ 0.11	$ 0.10	$ 0.10

PROVIDENT FINANCIAL HOLDINGS, INC. Financial Highlights (Unaudited - Dollars in Thousands, Except Share Information )
Quarter Ended
09/30/2014	09/30/2013
SELECTED FINANCIAL RATIOS:
Return on average assets	0.86%	0.52%
Return on average stockholders’ equity	6.59%	3.82%
Stockholders’ equity to total assets	13.10%	13.63%
Net interest spread	2.89%	2.72%
Net interest margin	2.96%	2.82%
Efficiency ratio	80.59%	90.00%
Average interest-earning assets to average interest-bearing liabilities	113.45%	113.63%

SELECTED FINANCIAL DATA:
Basic earnings per share	$ 0.26	$ 0.15
Diluted earnings per share	$ 0.25	$ 0.14
Book value per share	$ 15.84	$ 15.41
Average shares used for basic EPS	9,253,369	10,305,291
Average shares used for diluted EPS	9,468,493	10,525,299
Total shares issued and outstanding	9,152,065	10,201,348

LOANS ORIGINATED AND PURCHASED FOR SALE:
Retail originations	$ 251,331	$ 327,748
Wholesale originations and purchases	262,439	355,955
Total loans originated and purchased for sale	$ 513,770	$ 683,703

LOANS SOLD:
Servicing released	$ 488,741	$ 692,377
Servicing retained	1,684	640
Total loans sold	$ 490,425	$ 693,017

As of	As of	As of	As of	As of
09/30/14	06/30/14	03/31/14	12/31/13	09/30/13
ASSET QUALITY RATIOS AND DELINQUENT LOANS:
Recourse reserve for loans sold	$ 712	$ 904	$ 1,068	$ 1,202	$ 1,258
Allowance for loan losses	$ 8,888	$ 9,744	$ 10,024	$ 11,041	$ 12,105
Non-performing loans to loans held for investment, net	1.62%	2.06%	2.18%	2.27%	2.48%
Non-performing assets to total assets	1.40%	1.66%	1.71%	1.80%	1.88%
Allowance for loan losses to gross non- performing loans	66.62%	55.73%	55.55%	57.17%	58.57%
Allowance for loan losses to gross loans held
for investment	1.11%	1.25%	1.29%	1.44%	1.59%
Net charge-offs (recoveries) to average loans receivable (annualized)	0.02%	(0.19)%	0.08%	0.08%	0.82%
Non-performing loans	$ 12,791	$ 15,936	$ 16,807	$ 17,143	$ 18,552
Loans 30 to 89 days delinquent	$ 581	$ 322	$ 1,036	$ -	$ 1,104

PROVIDENT FINANCIAL HOLDINGS, INC. Financial Highlights (Unaudited)
(Dollars in Thousands)	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	09/30/14	06/30/14	03/31/14	12/31/13	09/30/13
Recovery from the recourse reserve	$ (199)	$ (86)	$ (127)	$ (70)	$ (186)
Recovery from the allowance for loan losses	$ (818)	$ (691)	$ (849)	$ (898)	$ (942)
Net charge-offs (recoveries)	$ 38	$ (411)	$ 168	$ 166	$ 1,888

	As of	As of	As of	As of	As of
	09/30/14	06/30/14	03/31/14	12/31/13	09/30/13
REGULATORY CAPITAL RATIOS (BANK):
Tier 1 leverage ratio	10.50%	12.53%	12.80%	12.56%	13.07%
Tier 1 risk-based capital ratio	15.28%	18.72%	19.96%	19.80%	20.82%
Total risk-based capital ratio	16.47%	19.98%	21.22%	21.06%	22.09%

	As of September 30,
	2014		2013
INVESTMENT SECURITIES:	Balance	Rate(1)	Balance	Rate(1)
Held to maturity:
Certificates of deposit	$800	0.50%	$-	-%
Total investment securities held to maturity	$800	0.50%	$-	-%

Available for sale (at fair value):
U.S. government agency MBS	$8,714	1.63%	$10,241	1.71%
U.S. government sponsored enterprise MBS	6,001	2.35	7,370	2.40
Private issue collateralized mortgage obligations	828	2.40	953	2.41
Common stock – community development financial institution	250	-	-	-
Total investment securities available for sale	$15,793	1.91%	$18,564	2.02%

Total investment securities	$16,593	1.85%	$18,564	2.02%

LOANS HELD FOR INVESTMENT:
Single-family (1 to 4 units)	$377,371	3.25%	$391,888	3.29%
Multi-family (5 or more units)	314,880	4.66	273,847	5.08
Commercial real estate	100,743	5.71	91,417	6.44
Construction	4,378	5.28	292	6.25
Commercial business	1,109	6.06	1,386	6.72
Consumer	271	10.06	423	8.58
Total loans held for investment	798,752	4.13%	759,253	4.32%

Undisbursed loan funds	(3,604)		(271)
Deferred loan costs, net	2,698		2,079
Allowance for loan losses	(8,888)		(12,105)
Total loans held for investment, net	$788,958		$748,956

Purchased loans serviced by others included above	$11,899	4.36%	$12,778	4.39%

(1) The interest rate described in the rate column is the weighted-average interest rate or yield of all instruments, which are included in the balance of the respective line item.

PROVIDENT FINANCIAL HOLDINGS, INC.
Financial Highlights
(Unaudited)

	As of September 30,
(Dollars in Thousands)	2014		2013
	Balance	Rate(1)	Balance	Rate(1)
DEPOSITS:
Checking accounts – non interest-bearing	$57,412	-%	$57,502	-%
Checking accounts – interest-bearing	208,388	0.14	203,118	0.14
Savings accounts	242,786	0.26	231,134	0.25
Money market accounts	28,738	0.41	27,511	0.40
Time deposits	365,108	1.06	399,830	1.24
Total deposits	$902,432	0.54%	$919,095	0.65%

BORROWINGS:
Overnight	$-	-%	$-	-%
Three months or less	-	-	5,000	2.51
Over three to six months	-	-	-	-
Over six months to one year	-	-	10,000	2.93
Over one year to two years	-	-	-	-
Over two years to three years	-	-	-	-
Over three years to four years	10,075	3.03	-	-
Over four years to five years	10,000	1.53	10,096	3.04
Over five years	21,341	4.01	31,380	3.23
Total borrowings	$41,416	3.18%	$56,476	3.08%

(1) The interest rate described in the rate column is the weighted-average interest rate or cost of all instruments, which are included in the balance of the respective line item.

	Quarter Ended		Quarter Ended
SELECTED AVERAGE BALANCE	September 30, 2014		September 30, 2013
SHEETS:	Balance	Rate(1)	Balance	Rate(1)

Loans receivable, net (2)	$899,802	4.09%	$925,036	4.20%
Investment securities	17,010	1.79%	19,088	1.93%
FHLB – San Francisco stock	7,056	8.16%	14,290	5.82%
Interest-earning deposits	147,732	0.25%	172,499	0.25%
Total interest-earning assets	$1,071,600	3.55%	$1,130,913	3.58%
Total assets	$1,106,478		$1,168,331

Deposits	$903,151	0.54%	$918,865	0.65%
Borrowings	41,421	3.21%	76,427	3.34%
Total interest-bearing liabilities	$944,572	0.66%	$995,292	0.86%
Total stockholders’ equity	$145,161		$158,258

(1) The interest rate described in the rate column is the weighted-average interest rate or yield/cost of all instruments, which are included in the balance of the respective line item.

(2) Includes loans held for investment and loans held for sale at fair value, net of the allowance for loan losses.

PROVIDENT FINANCIAL HOLDINGS, INC. Asset Quality (1) (Unaudited – Dollars in Thousands)
	As of	As of	As of	As of	As of
	09/30/14	06/30/14	03/31/14	12/31/13	09/30/13
Loans on non-accrual status (excluding restructured loans):
Mortgage loans:
Single-family	$5,163	$7,442	$7,664	$8,689	$6,771
Multi-family	745	1,333	926	1,077	1,157
Commercial real estate	1,521	1,552	2,757	1,929	3,765
Commercial business loans	-	-	5	13	15
Total	7,429	10,327	11,352	11,708	11,708

Accruing loans past due 90 days or more:	-	-	-	-	-
Total	-	-	-	-	-

Restructured loans on non-accrual status:
Mortgage loans:
Single-family	2,861	2,957	2,304	2,419	3,740
Multi-family	1,620	1,760	2,247	2,099	2,109
Commercial real estate	796	800	805	810	880
Commercial business loans	85	92	99	107	115
Total	5,362	5,609	5,455	5,435	6,844

Total non-performing loans	12,791	15,936	16,807	17,143	18,552

Real estate owned, net	2,707	2,467	2,406	3,291	3,172
Total non-performing assets	$15,498	$18,403	$19,213	$20,434	$21,724

Restructured loans on accrual status:
Mortgage loans:
Single-family	$687	$343	$1,630	$384	$815
Total	$687	$343	$1,630	$384	$815

(1)	The non-performing loan balances are net of individually evaluated or collectively evaluated allowances, specifically attached to the individual loans.